Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

Campinas, September 10, 2014

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPFL Energia, S.A.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 4, 2014
File No. 001-32297
Request for Additional Period to Respond to Staff Comment Letter dated September 3, 2014

Dear Ms. Thompson:

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated September 3, 2014, received by CPFL Energia S.A. (the “Company”), concerning the Company’s annual report on Form 20-F filed with the SEC on April 4, 2014 (the “Form 20-F”).

As discussed with you on September 9, 2014, the Company will provide the requested responses in connection with the Form 20-F by October 1, 2014.  We understand from our discussions that this extension has been approved by the Staff.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax +55-11-3702-2224, e-mail robert.ellison@shearman.com) or Carla Passos at Shearman & Sterling LLP (telephone 212-848-4721, fax 646-848-4721, e-mail carla.passos@shearman.com) .

Sincerely,

CPFL Energia S.A.

/s/ Gustavo Estrella

Title: Chief Financial Officer

cc:	Sondra Snyder, Staff Accountant, Division of Corporation Finance
Andrew Blume, Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission